Exhibit 99.1

IAMGOLD Files NI 43-101 Technical Report for Previously Announced Rosebel Reserve and Resource Update

TSX: IMG   NYSE: IAG

TORONTO, Sept. 5, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that today the Company filed a National Instrument 43-101 ("NI 43-101") Technical Report supporting the mineral reserve and resource update for the Rosebel Gold Mine in Suriname, reported in the Company's news release dated July 26, 2017.

The NI 43-101 Technical Report was prepared by Mr. Vincent Cardin-Tremblay, P.Geo., Chief Geologist at the Rosebel Gold Mine, Mr. Adam Doucette, P.Eng. Chief Engineer at the Rosebel Gold Mine, Mr. Triadi Sugiarto, MAusIMM CP (Met), Senior Metallurgist at the Rosebel Gold Mine, and Mr. Michel Payeur, Eng., M.A.Sc., Manager of Technical Services at Rosebel Gold Mine. All are considered "Qualified Persons" as defined by NI 43-101. The NI 43-101 Technical Report may be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/05/c8207.html

%CIK: 0001203464

For further information: Ken Chernin, VP Investor Relations, Tel: (416) 360-4743 Mobile: (416) 388-6883; Laura Young, Director Investor Relations, Tel: (416) 933-4952 Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, Tel: (416) 933-4738 Mobile: (647) 967-9942, IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:04e 05-SEP-17